UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-40527

DIGIHOST TECHNOLOGY INC.

(Exact Name of Registrant as Specified in Its Charter)

18 King Street East, Suite 902, Toronto, Ontario, Canada M5C 1C4

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒             Form 40-F ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

On November 13, 2023, the Registrant filed with the Canadian Securities Regulatory Authorities on the System for Electronic Data Analysis and Retrieval + (SEDAR+) condensed interim consolidated financial statements for the three and nine months ended September 30, 2023, management’s discussion and analysis for the three and nine months ended September 30, 2023, and certifications of each of its CEO and CFO, copies of which are attached hereto as Exhibits 99.1, 99.2, 99.3 and 99.4, respectively. Exhibits 99.1 and 99.2 are each hereby incorporated by reference as exhibits to the Registration Statement on Form F-10 of Digihost Technology Inc. (File No. 333-263255).

Exhibits

Exhibit No.	Description
99.1	Interim Condensed Consolidated Financial Statements for the three and nine months ended September 30, 2023.
99.2	Management’s Discussion & Analysis for the three and nine months ended September 30, 2023.
99.3	CEO Certification of Interim Filings - Interim Certificate dated November 13, 2023.
99.4	CFO Certification of Interim Filings - Interim Certificate dated November 13, 2023.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DIGIHOST TECHNOLOGY INC.

By:	/s/ Michel Amar
	Name:	Michel Amar
	Title:	Chief Executive Officer

Date: November 13, 2023

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